Exhibit 99.1

MISSION NEW ENERGY LIMITED (ACN: 117 065 719) Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 E-mail: invest@missionnewenergy.com

24th February 2016

Company Announcements Office

Australian Securities Exchange

Dear Sir/Madam,

Appendix 4D

Mission New Energy Limited’ Appendix 4D for the half year ended 31 December 2015 is attached.

For and on behalf of

MISSION NEW ENERGY LIMITED

Guy Burnett

Company Secretary

Half – Year Financial Report of

Mission New Energy Limited for the period

Ended 31 December 2015

ABN 63 117 065 719

This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3

Current Reporting Period:	31 December 2015

Previous Corresponding Period:	31 December 2014

Source Reference:                             ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited

ABN: 63 117 065 719

Results for Announcement To The Market

For the Half Year Ended 31 December 2015

Revenue and Net Profit/ (Loss)

			Percentage	Amount
			Change (%)	$’000

ASX Append 4D 2.1	Revenue from ordinary activities	down	97	18,233

ASX Append 4D 2.2	Profit/ (loss) from ordinary activities after down	down	105	1,387,702

ASX Append $D 2.3	Net profit/ (loss) attributable to members	down	105	1,387,702

Dividends (Distributions)

Franked
		Amount per	amount per
		Security	Security

ASX Append 4D 2.4	Final dividend	Nil	Nil
ASX Append 4D 2.4	Interim dividend	Nil	Nil
ASX Append 4D 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions)

ASX Append 4D 2.6

Revenue for the current period is from interest earned on cash reserves, with the net loss of the group a result of the costs of ongoing operations.

Mission New Energy Limited

ABN 63 117 065 719

___________________________________________________________________

Additional Disclosures

Required for Appendix 4D

Source Reference
	1.	Net Tangible Assets per Security
			31.12.2015 $ per share	31.12.2014 $ per share
ASX Append 4D.3		Net tangible assets per security	0.14	0.52

	2.	Details Relating to Dividends (Distributions)

ASX Append 4D.5		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference
	3.	Information on Audit or Review
ASX Append 4D.9		This half year report is based on accounts to which one of the following applies.
		The accounts have been audited	X The accounts have been subject to review
		The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4D.9		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4D.9		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Mission NewEnergyLimited

One Mission : One Energy : NewEnergy

Interim Financial Report for the Half Year ended

31 December 2015

Table of Contents

Directors’ report	2
Review of operations	2
Lead Auditor’s Independence Declaration	4
Consolidated statement of profit or loss and other comprehensive income	5
Consolidated statement of financial position	7
Consolidated statement of changes in equity	8
Consolidated statement of cash flows	10
Condensed notes to the consolidated interim financial statements	11
Directors’ declaration	20
Independent review report to the members of Mission NewEnergy Ltd	21

1

Directors’ report

The Director’s present their report together with the consolidated interim financial report for the six months ended 31 December 2015 and the review report thereon.

Directors

The Director’s of the Company at anytime during or since the end of the interim period are:

Name	Period of directorship
Non-executive
Datuk Zain Yusuf (Chairman)	Chairman since 1 July 2014. Director since 24 January 2006.
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	Director since 25 June 2009
Mohd Azlan bin Mohammed	Director since 15 September 2014
Executive
Dato’ Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009
Mr James Garton (Head of Corporate Finance)	Director since 1 July 2014

Review of operations

Summary of results

Revenue for the consolidated group amounted to $18,233 (2014: $688,222). Net loss of the consolidated group, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $1,387,702 (2014: $28,678,281 profit). The net profit for the previous comparative year included an impairment reversal of the 250,000 tpa refinery that had previously been fully impaired by a value of $27,586,573.

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations

Biodiesel feedstock Segment

The Group owns a 20% stake in a refinery joint venture with Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. The joint venture is in the final stages of a detailed engineering study which will determine the full anticipated cost of the retrofit and expected time frame for the retrofit to be completed and the refinery commissioned. In August 2015 the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) has been amicably settled. The material terms of the settlement was that Mission paid KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier.

2

Pursuant to the convertible note settlement agreement announced in February 2015, the balance of the monies withheld (US$0.9 m) from the sale of the refinery, shown on Balance Sheet at 31 December 2015 as a Other Financial Asset with a corresponding amount shown as a short term provision, is expected to be paid to note holders pending formal confirmation of court proceedings.

Corporate

The Company continues to review several business opportunities, with its focus mainly on income generating businesses.

Financial Position

The Group showed a loss for the six months ended 31 December 2015 of $1,387,702 (2014: $28,678,281 profit), a current assets less current liability surplus of $1,958,317 (30 June 2015: $2,999,383) and a net asset surplus of $5,600,025 (30 June 2015: surplus $6,769,556) at balance date. The Group’s net cash used in operating activities for the six months ended 31 December 2015 was $1,266,058 (2014: used $1,059,721).

Subsequent Events

There have been no significant subsequent events up until the date of signing this financial report.

Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this financial report.

Lead auditor’s independence declaration

The lead auditor’s independence declaration is set out on page 4 and forms part of the Directors’ Report for the six months ended 31 December 2015.

Dated at Perth this 24th day of February 2016.

Signed in accordance with a resolution of the Directors:

_______________________________

Dato’ Nathan Mahalingam

Managing Director

3

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2015, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Wayne Basford

Director

BDO Audit (WA) Pty Ltd

Perth, 24 February 2016

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

4

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income

For the six months ended on 31 December 2015

	Note	31.12.2015	31.12.2014
Continuing operations
Sale of goods		-	-
Other revenue	5	18,233	688,222
Total revenue		18,233	688,222
Employee benefits expense		(571,689)	(414,292)
Net foreign exchange (loss)/gain		(231,113)	3,327,071
Asset sale/plant expenses		(141,087)	(206,177)
Travel expenses		(120,850)	(67,730)
Shareholder expenses		(13,350)	(35,779)
Consultants expenses		(1,036)	(8,017)
Other expenses from ordinary activities		(194,469)	(632,118)
Rental expenses		(4,850)	(900)
Depreciation and amortisation		-	(2,821)
Reversal / (Impairment) of property, plant and equipment	4a	-	27,586,573
Finance costs		-	(1,555,751)
(Loss)/Profit from continuing operations before income tax		(1,260,211)	28,678,281
Income tax (expense)/benefit		-	-
Net (Loss)/Profit for the period before non controlling interest		(1,260,211)	28,678,281
Share of net loss of associate accounted for using the equity method		(127,491)	-
(Loss)/Profit for the year		(1,387,702)	28,678,281
Attributable to:
Members of the parent		(1,387,702)	28,533,196
Non-controlling interests		-	145,085

5

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income (contd.)

For the six months ended on 31 December 2015

	31.12.2015	31.12.2014

Profit / (Loss) for the period	(1,387,702)	28,678,281
Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations	(218,171)	2,920,320
Gain on settlement of portion of Series 4 Convertible Notes	-	(123,934)
Other comprehensive (loss)/income for the period net of tax	(218,171)	2,796,386
Total comprehensive (loss)/income for the period	(1,605,873)	31,474,667
Attributable to owners of the parent	(1,605,873)	31,329,582
Attributable to non-controlling interests	-	145,085
Comprehensive (loss)/income from Continuing Operations	(1,605,873)	31,598,601

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.13)	1.11
Diluted earnings/(loss) per share (dollars)	6	(0.13)	1.11

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.13)	1.10
Diluted earnings/(loss) per share (dollars)	6	(0.13)	1.10

The accompanying notes form part of this financial report

6

Mission NewEnergy Ltd

Consolidated statement of financial position

As at 31 December 2015

	Note	31.12.2015	30.06.2015
CURRENT ASSETS
Cash and cash equivalents		1,895,180	3,150,776
Trade and other receivables		6,833	77,340
Other financial assets		1,579,511	5,580,022
Other assets		85,829	42,937
Current tax assets		-	-
Total current assets		3,567,353	8,851,075
NON-CURRENT ASSETS
Investment in Associates	10	3,641,708	3,770,173
Total non-current assets		3,641,708	3,770,173
TOTAL ASSETS		7,209,061	12,621,248
CURRENT LIABILITIES
Trade and other payables		168,813	440,013
Short-term provisions		1,440,223	5,411,679
Total current liabilities		1,609,036	5,851,692
NON-CURRENT LIABILITIES
Financial liabilities	11	-	-
Total non-current liabilities		-	-
TOTAL LIABILITIES		1,609,036	5,851,692
NET ASSETS / (LIABILITIES)		5,600,025	6,769,556

EQUITY
Issued capital	7	523,197	523,197
Reserves		1,098,715	880,544
Accumulated profit		3,978,113	5,365,815
TOTAL EQUITY		5,600,025	6,769,556

The accompanying notes form part of this financial report

7

Mission NewEnergy Ltd

Consolidated statement of changes in equity

For the six months ended 31 December 2015

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Non-controlling Interests	Total
1 July 2015	523,197	5,365,815	150,000	730,544	-	6,769,556
Profit (loss) attributable to members of the Group	-	(1,260,211)	-	-	-	(1,260,209)
Share of net profit of associate accounted for using the equity method	-	(127,491)	-	-	-	(127,491)
Other comprehensive income/(loss) for the period	-	-	-	218,171	-	218,171
Total comprehensive income	523,197	3,978,113	150,000	948,715	-	5,600,025
31 December 2015	523,197	3,978,113	150,000	948,715	-	5,600,025

8

Mission NewEnergy Ltd

Consolidated statement of changes in equity

For the six months ended 31 December 2014

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non-controlling Interests	Total
1 July 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)
Profit (loss) attributable to members of the Group	-	28,533,196	-	-	-	145,085	28,678,281
Other comprehensive income/(loss) for the period	-	123,934	-	(2,920,320)	-	-	(2,796,386)
Total comprehensive income	-	28,657,130	-	(2,920,320)	-	145,085	25,881,895
Transactions with owners in their capacity as owners
Settlement of $2.3m of series 4 con note debt	-	-	-	-	(1,079,686)	-	(1,079,686)
Share capital reduction via accumulated losses offset[1]	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
31 December 2014	523,197	1,947,015	-	295,999	10,610,556	74,221	13,450,988

The accompanying notes form part of this financial report

 ___________________________

1	The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company.

9

Mission NewEnergy Ltd

Consolidated statement of cash flows

For the six months ended 31 December 2015

	Note	31.12.2015	31.12.2014
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		-	-
Payments to suppliers and employees		(1,284,237)	(1,060,695)
Interest received		18,233	1,017
Finance costs		-	-
Income tax paid		(54)	(43)
Net cash used in operating activities		(1,266,058)	(1,059,721)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Indonesian Joint venture settlement		-	3,771,128
Proceeds from sale of assets		-	242,758
Investment in associate		-	(110,733)
Amounts paid on settlement of for legal dispute		(4,040,886)	-
Amounts released from deposit for legal dispute		4,040,886	-
Deposits released/(placed) as security for performance bond		-	20,565
Net cash generated from investing activities		-	3,923,718

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings		-	(2,344,391)
Net cash used in financing activities		-	(2,344,391)

NET INCREASE/(DECREASE) IN CASH HELD		(1,266,058)	519,606
Cash at beginning of the financial year		3,150,776	451,953
Cash balance from discontinued operation		-	-
Effects of exchange rate fluctuations of cash held in foreign currencies		10,462	204,295
CASH AND CASH EQUIVALENTS AT END OF PERIOD		1,895,180	1,175,854

The accompanying notes form part of this financial report

10

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements

For the six months ended 31 December 2014

1.	Nature of operations and general information

Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) with its operations in Malaysia;

•	That has a 20% interest in a Joint Venture owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery which is being retrofitted to produce bioiesel from lower cost feedstock.

2.	Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2015 comprises the Company and its subsidiaries (together referred to as the “Group”), and have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The financial statements have been prepared on a going concern basis.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2015. The consolidated annual financial report of the Group as at and for the year ended 30 June 2015 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 24th February 2015.

3.	Significant accounting policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting.

11

Mission NewEnergy Ltd

4.	Estimates

The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the half year ended 31 December 2015. During the six months ended 31 December 2015 management reassessed its estimates in respect of:

a.             Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in associates

Investments in associates are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

5.	Other revenue

	31.12.2015	31.12.2014
Other revenue	-	687,205
Other revenue - interest	18,233	1,017
	18,233	688,222

12

Mission NewEnergy Ltd

6.	Earnings per share

The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.

The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	31.12.2015	31.12.2014
Profit/(loss) after tax and earnings attributable to ordinary share holders	(1,387,702)	28,533,196
Weighted average number of shares (used for basic earnings per share)	40,870,275	25,870,275
Diluted weighted average number of shares (used for diluted earnings per share)	40,870,275	25,870,275
Basic earnings per share – continuing operations - $	(0.13)	1.11
Diluted earnings per share – continuing operations - $	(0.13)	1.11
Basic earnings per share – attributable to ordinary equity holders - $	(0.13)	1.10
Diluted earnings per share – attributable to ordinary equity holders - $	(0.13)	1.10

13

Mission NewEnergy Ltd

7.	Share issues

During the six months to 31 December 2015, there were no new issues of ordinary shares.

	Numbers		A$ (net of issue costs)
30 June 2014	25,870,275		110,523,197
Share issue – February 2015	15,000,000		-
Share capital reduction via accumulated losses offset	-	[2]	(110,000,000)
30 June 2015	40,870,275		523,197
Share issue	-		-
31 December 2015	40,870,275		523,197

_________________________

2 The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company.

14

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements (contd.)

8.	Segment report

For the six months ended 31 December 2015

	Biodiesel	Corporate	Consolidated
External sales	-	-	-
Other revenue	-	18,233	18,233
Total segment revenue	-	18,233	18,233
Segment result	(685,024)	(575,185)	(1,260,211)

Profit / (Loss) from ordinary activities before income tax			(1,260,211)
Segment assets	5,333,421	1,875,640	7,209,061
Segment liabilities	(1,303,691)	(305,345)	(1,609,036)

15

Mission NewEnergy Ltd

For the six months ended 31 December 2014

	Biodiesel (Continuing operations)	Corporate	Consolidated
External sales	-	-	-
Other revenue	7,841	680,381	688,222
Total segment revenue	7,841	680,381	688,222
Segment result	29,887,753	(1,209,473)	28,533,196

Profit / (Loss) from ordinary activities before income tax			28,533,196
Segment assets	28,474,635	1,175,634	29,650,259
Segment liabilities	(588,478)	-	(16,199,271)

16

Mission NewEnergy Ltd

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, and property, plant and equipment, net of allowances, provisions and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

There were no intersegment transfers

Business and Geographical Segments

The Group has two key business segments. The Group’s business segments are located in Malaysia with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia.

9.      Property, plant and equipment acquisitions and capital commitments

Acquisitions and disposals

During the six months ended 31 December 2015 the Group acquired assets with a cash cost of NIL (six months ended 31 December 2014: NIL). In September 2014, the Group signed a joint venture and Plant Purchase Agreement for the disposal its 250,000 tpa refining asset for US$22,500,000. The previously impaired value of the refinery was reversed in the comparative reporting period.

Capital expenditure commitments

There are no capital commitments at 31 December 2015.

10.    Investment in Associates

In September 2014 the Group signed a Plant Purchase Agreement to sell the groups 250,000 tpa refinery to a Joint venture Company called FGV Green Energy Sdn Bhd, of which Mission now owns 20%. This shareholding is held via a subsidiary company, M2 Capital Sdn Bhd.

17

Mission NewEnergy Ltd

11.    Financial Liabilities

There were no loans or borrowings issued or repaid during the six months ended 31 December 2015.

12.    Fair values of financial instruments

a)	Recurring fair value measurements

The group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

	Carrying Amount $	Fair Value $	Level 1	Level 2	Level 3
Current Liabilities	1,609,036	1,609,036	1,609,036	-	-

The fair value measurements are shown by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

b)	Fair value of financial instruments not carried at fair value

The following instruments are not carried at fair value in the statement of financial position. These had the following carrying amount and the fair values at 31 December 2015:

	Carrying Amount $	Fair Value $
Current Assets
Trade and other receivables	6,833	6,833

Current Liabilities
Trade and other payables	168,813	168,813

Due to their short term nature, the carrying amount of these current assets and current liabilities is assumed to approximate their fair value.

18

Mission NewEnergy Ltd

13.    Contingent Assets and Liabilities

The Group is not aware of any contingent liabilities or contingent assets as at 31 December 2015.

14.    Related parties

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments.

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. There were no related parties transaction during the six months ended 31 December 2015.

15.    Dividend

No dividends have been paid or declared for payment during the six months ended 31 December 2015.

16.    Subsequent Events

There have been no significant subsequent events up until the date of signing this financial report.

19

Mission NewEnergy Ltd

Directors’ declaration

In the opinion of the directors of Mission New Energy Limited:

1.      The financial statements and notes set out on pages 5 to 19 are in accordance with the Corporations Act 2001 including:

(a)            giving a true and fair view of the Group’s financial position as at 31 December 2015 and of its performance for the six month period ended on that date; and

(b)           complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2.      There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 24th day of February 2016.

Signed in accordance with a resolution of the directors:

_________________________

Dato’ Nathan Mahalingam

Group Chief Executive Officer

20

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Mission NewEnergy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 31 December 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

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Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mission NewEnergy Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

BDO Audit (WA) Pty Ltd

Wayne Basford

Director

Perth, 24 February 2016

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